U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

April 6, 2011

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
GoodHaven Fund (the “Fund”)_____________________________________________

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 21, 2011 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 392 to its registration statement.  PEA No. 392 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 21, 2011, and is designated to become effective on April 6, 2011.  The purpose of PEA No. 392 was to register the Fund as a new series of the Trust.  The Trust is filing this PEA No. 398 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectuses (Summary Sections)

1.
In the Fees and Expenses table, please provide a footnote that explains that Management Fees (or Other Expenses, as the case may be) includes all expenses “not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.”  (See Form N-1A, Item 3, Instr. 3.(c)(i).)  Please provide an exhaustive list of all of the expenses excluded from “Other Expenses.”

The Trust notes that it has revised the presentation of the Fees and Expenses table to reflect an amount under “Other Expenses.”  Accordingly, the Trust has an included a footnote to “Other Expenses” as requested.  See revised presentation below:

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.90%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.20%
Total Annual Fund Operating Expenses	1.10%

(1)      Other Expenses include all of the Fund’s customary day-to-day expenses such as custodial, transfer agency, administration, legal and audit fees.  Other Expenses also include acquired fund fees and expenses.  Other Expenses do not include (a) any charges associated with the execution of portfolio transactions, such as brokerage commissions, transaction charges or other transaction-related expenses (such as stamp taxes), (b) taxes, if any, imposed on the Fund, (c) interest, if any, on any Fund borrowings or (d) extraordinary Fund legal expenses incurred outside of the normal operation of the Fund, such as legal fees, arbitration fees, or related expenses in connection with any actual or threatened arbitration, mediation, or litigation.

2.	Please confirm supplementally whether interest expense and acquired fund fees and expenses will be paid for by the Fund or the Advisor.

The Trust responds by confirming supplementally that acquired fund fees and expenses will be paid for by the Advisor and interest expenses will be paid for by the Fund.  This arrangement is delineated in the Support Services Agreement filed as an exhibit hereto.

3.
To the extent the Fund intends to invest more than 20% of its assets in any one country, please undertake to file a supplement to the Prospectus alerting shareholders to when the Fund has passed such a threshold.

The Trust undertakes to file a supplement to the Fund’s prospectus at such time its investments surpass 20% of its assets in any one country other than the United States.

Statement of Additional Information (“SAI”) (Investment Policies and Risks)

4.	Under “Repurchase Agreements” on page 11 of the SAI, please correct the first sentence so that it reads “The Fund may not enter into repurchase agreements.”

The Trust responds by making the correction as suggested.

5.
Per the Fund’s Investment Restrictions nos. 1 and 6, please add disclosure concerning the Fund’s intent to engage in borrowing, reverse repurchase agreements, and securities lending.  Additionally, please correct Investment Restriction no. 1 by deleting the last sentence.

The Trust responds by adding disclosure regarding the Fund’s intent to engage in borrowing, reverse repurchase agreements and securities lending.  Additionally, the Trust has deleted the last sentence of Investment Restriction no. 1 as suggested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP